                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           ARIELY ADVERTISING LIMITED
             -------------------------------------------------------
                                (Name of Issuer)


     Ordinary Shares, Nominal Value 1.00 NIS (New Israeli Shekels) Per Share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   000M149501
             -------------------------------------------------------
                                 (CUSIP Number)

                            Stephen A. Infante, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                              New York, N.Y. 10019
                                  212-841-1000
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 19, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


                                Page 1 of 6 Pages

---------------------------------                                                  -------------------------
CUSIP No. 000M149501                                     13D                       Page 2 of 6 Pages
---------------------------------                                                  -------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Publicis S.A.
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)                          (a) / /
                                                                                                     (b) / /
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)
        WC, OO
------- ----------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                             / /
------- ----------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        France

----------------------- ------ -----------------------------------------------------------------------------
   Number of Shares       7    Sole Voting Power
                               1,728,492
                        ------ -----------------------------------------------------------------------------
Beneficially Owned by     8    Shared Voting Power
                               0
                        ------ -----------------------------------------------------------------------------
         Each             9    Sole Dispositive Power
      Reporting                1,728,492
                        ------ -----------------------------------------------------------------------------
     Person With         10    Shared Dispositive Power
                               0

------- ----------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,728,492
------- ----------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                                    / /
------- ----------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        57.5%
------- ----------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
        CO
------- ----------------------------------------------------------------------------------------------------

---------------------------------                                                  -------------------------
CUSIP No. 000M149501                                     13D                       Page 3 of 6 Pages
---------------------------------                                                  -------------------------

------- ----------------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Publicis Worldwide, B.V.
------- ----------------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)                          (a) / /
                                                                                                     (b) / /
------- ----------------------------------------------------------------------------------------------------
3       SEC Use Only

------- ----------------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)
        WC, OO
------- ----------------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                             / /
------- ----------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        The Netherlands

----------------------- ------ -----------------------------------------------------------------------------

   Number of Shares       7    Sole Voting Power
                               1,728,492
                        ------ -----------------------------------------------------------------------------
Beneficially Owned by     8    Shared Voting Power
                               0
                        ------ -----------------------------------------------------------------------------
         Each             9    Sole Dispositive Power
      Reporting                1,728,492
                        ------ -----------------------------------------------------------------------------
     Person With         10    Shared Dispositive Power
                               0

------- ----------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,728,492
------- ----------------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                                    / /
------- ----------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        57.5%
------- ----------------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)
        CO
------- ----------------------------------------------------------------------------------------------------

                  This Amendment No. 3 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on September 26, 1997, as amended by Amendment No. 1 filed with the Commission on January 9, 1998, and Amendment No. 2 filed with the Commission on February 9, 1998, by Publicis S.A. and Publicis Worldwide, B.V. (together, "Publicis"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby supplemented as follows:

                  In February 1998, as set forth below in Item 5(c), Publicis purchased an additional 41,000 Ordinary Shares at an aggregate purchase price of $101,177.50, including payment of commissions. The purchase of these shares was funded from working capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  (a) As of the close of business on February 19, 1998, Publicis beneficially owned (i) 1,728,492 Ordinary Shares of the Issuer and (ii) options to purchase an additional 450,000 Ordinary Shares exercisable beginning on January 10, 1999 at a price per share of US$4.125. Such 1,728,492 Ordinary Shares represented approximately 57.5% of the outstanding shares of the Issuer, based on the 3,004,000 shares outstanding as of July 28, 1997.

                  Publicis acquired beneficial ownership of 1,526,660 Ordinary Shares and of options to purchase an additional 500,000 Ordinary Shares pursuant to the Agreement among Publicis, the Issuer and the Shareholders, a copy of which was previously filed as an exhibit to the Schedule 13D. Publicis acquired beneficial ownership of an additional 80,832 Ordinary Shares in December, 1997, an additional 80,000 Ordinary Shares in January, 1998, and an additional 41,000 as specified in section (c) below.

                  To the knowledge of Publicis, none of Publicis's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

                  (b) Publicis has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,728,492 Ordinary Shares.

                  (c) The following table sets forth the transactions involving shares of the Issuer which have been effected by Publicis within the past sixty days but subsequent to the filing of Amendments No. 1 and 2 to the Schedule 13D. These transactions were market purchases effected in the over-the-counter market.

                  Trade Date                No. of Shares              Price per Share ($)
                  ----------                -------------              -------------------

                  2/10                      20,000                              2.4375
                  2/19                      21,000                              2.4375


                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,728,492 shares.

                  (e) Not applicable.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 20, 1998                        PUBLICIS S.A.

                                                 By:   /s/  Maurice Levy
                                                     -----------------------
                                                     Maurice Levy
                                                     President of Directoire and
                                                     Chief Executive Officer



                                                 PUBLICIS WORLDWIDE B.V.

                                                 By:   /s/  Jean-Paul Morin
                                                     --------------------------
                                                     Jean-Paul Morin
                                                     Director




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